WEDBUSH MORGAN SECURITIES, INC.
1000 WILSHIRE BOULEVARD, 10TH FLOOR
LOS ANGELES, CA 90017
August 19, 2005
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ad.Venture Partners, Inc. Registration Statement on Form S-1 File No. 333-124141
Ladies and Gentlemen:
     In connection with the above-captioned offering please be advised that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Ad.Venture Partners, Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective 4:30 p.m. EST on the afternoon of August 23, 2005, or as soon thereafter as practicable.
Sincerely,
WEDBUSH MORGAN SECURITIES, INC.
          As representative of the several underwriters

By:	/s/ Michael McCaffrey Vice President – Investment Banking
cc: Duc Dang (Mail Stop 3561)